**Mercedes-Benz Auto Lease Trust 2014-A**
**Investor Report**
Collection Period Ended     31-May-2015

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 14 | | | |
| Collection Period (from... to) | 1-May-2015 | 31-May-2015 | | |
| Determination Date | 11-Jun-2015 | | | |
| Record Date | 12-Jun-2015 | | | |
| Payment Date | 15-Jun-2015 | | | |
| Interest Period of the Class A-1, A-2b Notes (from... to) | 15-May-2015 | 15-Jun-2015 | Actual/360 Days | 31 |
| Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to) | 15-May-2015 | 15-Jun-2015 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 393,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 405,000,000.00 | 176,414,354.02 | 137,185,413.27 | 39,228,940.75 | 96.861582 | 0.338729 |
| Class A-2B Notes | 405,000,000.00 | 176,414,354.02 | 137,185,413.27 | 39,228,940.75 | 96.861582 | 0.338729 |
| Class A-3 Notes | 564,290,000.00 | 564,290,000.00 | 564,290,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 220,000,000.00 | 220,000,000.00 | 220,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,987,290,000.00** | **1,137,118,708.03** | **1,058,660,826.53** | **78,457,881.50** | | |
| Overcollateralization | 392,699,193.90 | 423,638,076.51 | 423,638,076.51 | | | |
| **Total Securitization Value** | **2,379,989,193.90** | **1,560,756,784.54** | **1,482,298,903.04** | | | |
| present value of lease payments | 833,251,990.13 | 332,006,632.88 | 302,337,505.23 | | | |
| present value of Base Residual Value | 1,546,737,203.77 | 1,228,750,151.66 | 1,179,961,397.81 | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 392,699,193.90 | 16.50% |
| Target Overcollateralization Amount | 423,638,076.51 | 17.80% |
| Current Overcollateralization Amount | 423,638,076.51 | 17.80% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.200000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 0.480000% | 70,565.74 | 0.174236 | 39,299,506.49 | 97.035818 |
| Class A-2B Notes | 0.365600% | 55,539.16 | 0.137134 | 39,284,479.91 | 96.998716 |
| Class A-3 Notes | 0.680000% | 319,764.33 | 0.566667 | 319,764.33 | 0.566667 |
| Class A-4 Notes | 0.900000% | 165,000.00 | 0.750000 | 165,000.00 | 0.750000 |
| **Total** | | **610,869.23** | | **$79,068,750.73** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Lease Payments Received | 30,398,028.47 | (1) Total Servicing Fee | 1,300,630.65 |
| Net Sales Proceeds-early terminations (including Defaulted Leases) | 35,632,004.25 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Sales Proceeds-scheduled terminations | 20,693,328.89 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Excess wear and tear included in Net Sales Proceeds | 20,568.77 | (3) Interest Distributable Amount Class A Notes | 610,869.23 |
| Excess mileage included in Net Sales Proceeds | 290,422.76 | (4) Priority Principal Distribution Amount | 0.00 |
| **Subtotal** | 86,723,361.61 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Repurchase Payments | 0.00 | (6) Regular Principal Distribution Amount | 78,457,881.50 |
| Advances made by the Servicer | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Investment Earnings | 792.27 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Total Available Collections** | 86,724,153.88 | (9) Excess Collections to Certificateholders | 6,354,772.50 |
| Reserve Account Draw Amount | 0.00 | **Total Distribution** | **86,724,153.88** |
| **Total Available Funds** | **86,724,153.88** | | |

**Distribution Detail**

| | Amount Due | Amount Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 1,300,630.65 | 1,300,630.65 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 610,869.23 | 610,869.23 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 70,565.74 | 70,565.74 | 0.00 |
| thereof on Class A-2B Notes | 55,539.16 | 55,539.16 | 0.00 |
| thereof on Class A-3 Notes | 319,764.33 | 319,764.33 | 0.00 |
| thereof on Class A-4 Notes | 165,000.00 | 165,000.00 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 610,869.23 | 610,869.23 | 0.00 |
| | | | |
| Priority Principal Distribution Amount | 0.00 | 0.00 | 0.00 |
| | | | |
| Regular Principal Distribution Amount | 78,457,881.50 | 78,457,881.50 | 0.00 |
| | | | |
| Principal Distribution Amount | 78,457,881.50 | 78,457,881.50 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

**Reserve Fund**

| | |
|---|---:|
| Reserve Fund Required Amount | 11,899,945.97 |
| | |
| Reserve Fund Amount - Beginning Balance | 11,899,945.97 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 101.08 |
| minus Net Investment Earnings | 101.08 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 11,899,945.97 |
| | |
| Reserve Fund Deficiency | 0.00 |

**Investment Earnings**

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 101.08 |
| Net Investment Earnings on the Exchange Note | |
| Collection Account | 691.19 |
| Investment Earnings for the Collection Period | 792.27 |

## Notice to Investors

Amounts in USD

## Pool Statistics

### Pool Data

|  | Amount | Number of Leases |
|---|---|---|
| Cutoff Date Securitization Value | 2,379,989,193.90 | 56,365 |
| Securitization Value beginning of Collection Period | 1,560,756,784.54 | 42,352 |
| Principal portion of lease payments | 20,943,316.53 | |
| Terminations- Early | 32,601,397.18 | |
| Terminations- Scheduled | 18,607,908.55 | |
| Repurchase Payment (excluding interest) | 0.00 | |
| Gross Losses | 6,305,259.24 | |
| Securitization Value end of Collection Period | 1,482,298,903.04 | 40,575 |
| Pool Factor | 62.28% | |

|  | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average Securitization Rate | 6.80% | 6.79% |
| Weighted Average Remaining Term (months) | 24.30 | 12.45 |
| Weighted Average Seasoning (months) | 10.25 | 23.16 |
| Aggregate Base Residual Value | 1,759,458,761.00 | 1,258,644,175.84 |
| Cumulative Turn-in Ratio | | 90.14% |
| Proportion of base prepayment assumption realized life to date | | 74.18% |
| Actual lifetime prepayment speed | | 0.55% |

Amounts in USD

| Delinquency Profile * | Amount ** | Number of Leases | Percentage |
|---|---|---|---|
| Current | 1,477,552,547.49 | 40,455 | 99.68% |
| 31-60 Days Delinquent | 3,602,492.44 | 91 | 0.24% |
| 61-90 Days Delinquent | 978,370.60 | 24 | 0.07% |
| 91-120 Days Delinquent | 165,492.51 | 5 | 0.01% |
| Total | 1,482,298,903.04 | 40,575 | 100.00% |

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

| Credit Loss | Current |
|---|---|
| Securitization Value of Defaulted Leases BOP | 1,035,778.39 |
| Less Liquidation Proceeds | 718,309.47 |
| Less Recoveries | 373,772.77 |
| Current Net Credit Loss / (Gain) | (56,303.85) |
| Cumulative Net Credit Loss / (Gain) | 1,893,099.14 |
| Cumulative Net Credit Loss / (Gain) as % of Cutoff Date | |
|    Securitization Value | 0.080% |

| Residual Loss | Current |
|---|---|
| Securitization Value of Liquidated Leases BOP | 56,478,786.58 |
| Less sales proceeds and other payments received during | |
|   Collection Period | 56,107,602.02 |
| Current Residual Loss / (Gain) | 371,184.56 |
| Cumulative Residual Loss / (Gain) | 2,817,932.20 |
| Cumulative Residual Loss / (Gain) as % of Cut-off Date | |
|    Securitization Value | 0.118% |